82-34648

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

16 December 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

OPENING OF SAM'S PIER RESTAURANT IN GOLD COAST

Sam's Seafood Lifestyles Pty Ltd ("the Company"), a wholly owned subsidiary of Sam's Seafood Holdings Limited, is pleased to announce that it has entered a five year lease with a five year option agreement with Ariadne Australia Limited and its associated property trusts, to secure a prime location (previously occupied by Grumpy's Wharf restaurant) to open a new restaurant named Sam's Pier at the famous Mariners Cove, Main Beach Gold Coast.

Sam's Pier will be operated under a Management Rights Agreement executed between the Company and Mr. Doug Ryan & his associated entity – Marama Pty Ltd, which is similar to the arrangement made for Sam's on Suttons. Under the agreement, Marama Pty Ltd will pay the Company a sum of $450,000 to secure a ten year right to operate Sam's Pier, which is due to be opened before Christmas.

The management of Sam's Seafood is confident that Sam's Pier will further enhance the brand building process for the group and allow Sam's Seafood to deliver another exciting business model following the successful launch of the first franchise fast food outlet on Monday at Westfield Garden City in Brisbane.

Ken Situ
Company Secretary

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

---

16/12/2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 16 December 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited